Charlotte, North Carolina 28288
(704) 374-6787

LOGO FIRST UNION





                        MANAGEMENT'S ASSERTION REGARDING

                   COMPLIANCE WITH MINIMUM SERVICING STANDARDS

As of and for the year ended December 3l, 1997, First Union Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, First Union Mortgage Corporation had if effect a fidelity bond and errors and omissions policies in the amounts of $100 million and $20 million, respectively.

/s/ Karin Patrick
/Karin Patrick, Senior Vice President                          March 13, 1998
                                                               Date

/s/ James Maynor
James Maynor, President                                        March 13,1998
                                                               Date